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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

PIEDMONT NATURAL GAS COMPANY
(Name of Issuer)
COMMON STOCK, no par value
(Title of Class of Securities)
720186105
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	720186105	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Cincinnati Financial Corporation 31-0746871

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Fairfield, Ohio

	5	SOLE VOTING POWER:

NUMBER OF		5,692,800 *

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,692,800

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,692,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PH, IC, IA, EP

CUSIP No.	720186105	Page	3	of	6

Item 1 (a) Name of Issuer:           Piedmont Natural Gas Company
Item 1 (b) Address of issuer’s Principal Executive Offices:
1915 Rexford Road
Charlotte, NC 28211
Item 2 (a) Name of Person Filing:           Cincinnati Financial Corporation
Item 2 (b) Address of Principal Business Office:
6200 South Gilmore Rd.
Fairfield, Ohio 45014-5141
Item 2 (c) Citizenship:           OHIO
Item 2 (d) Title of Class of Securities:
                                   Common stock, no par value
Item 2 (e) CUSIP Number:
                                   720186105
Item 3. Type of Reporting Person
(a) ☐ Broker or Dealer registered under Section 15 of the Act
(b) ☐ Bank as defined in section 3(a) (6) of the Act
(c) ☑ Insurance Company as defined in sections 3(a) (19) of the Act
(d) ☐ Investment Company registered under section 8 of the Investment Company Act
(e) ☑ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) ☑ Employees Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1947 or Endowment Fund
(g) ☑ Parent Holding Company, in accordance with 240.13d-b (ii) (G)
(h) ☐ Group, in accordance with 240.13d-1 (b) (1) (ii) (H)

CUSIP No.	720186105	Page	4	of	6
Item 4 Ownership:
(a) Amount Beneficially Owned: 5,692,800
(b) Percent of Class: 7.6%
(c) Number of Shares as to which CFC has:
(i) sole power to vote or to direct the vote 5,692,800
(ii) shared power to vote or to direct the vote -0-
(iii) sole power to dispose or to direct the disposition of 5,692,800
(iv) shared power to dispose or to direct the disposition of -0-
Item 5. Ownership of Five Percent or less of A Class:
N/A
Item 6. Ownership of More than Five Percent on Behalf of Another person.
N/A

CUSIP No.	720186105	Page	5	of	6
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the parent Holding
Company:
This Schedule 13G is being filed by the Cincinnati Financial Corporation for itself or, if item 3(g) has been checked, as a parent holding company with respect to the holding of its following subsidiaries:
☑ Cincinnati Financial Corporation (31-0746871), a parent holding company, in accordance with 240.13d-(b) (ii) (G)
☑ Cincinnati Insurance Company (31-0542366), an insurance company as defined in sections 9 (a) (19) of the Act
☐ Cincinnati Casualty Company (31-0826946), an insurance company as defined in sections 3 (a) (19) of the Act
☑ Cincinnati Life Insurance Company (31-1213778), an insurance company as defined in sections 3 (a) (19) of the Act
☑ Cincinnati Financial Retirement Plan Trust (31-0746871), an employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1947 or Endowment Fund
☑ CinFin Capital Management (31-1596849), an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

CUSIP No.	720186105	Page	6	of	6
Item 8. Identification and Classification of Members of the Group:
Item 9. Notice of Dissolution of Group:
Item 10. Certification:
By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

The Cincinnati Financial Corporation

By /s/ Kenneth W. Stecher
Kenneth W. Stecher Chief Financial Officer

*This stock is held in custody by the Fifth Third Bank or Charles Schwab Institutional.